File No. _________________

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

            YANGCHENG INTERNATIONAL POWER GENERATING COMPANY LIMITED
                        (Name of foreign utility company)

                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)


ITEM 1

         Foreign utility status is claimed by Yangcheng International Power Generating Company Limited ("Yangcheng International Power") located in Shanxi Province, the People's Republic of China ("PRC"). Yangcheng International Power is the owner and operator of a 6 x 350 MW, coal-fired power plant under construction near Yangcheng, Shanxi Province, PRC. The first unit of this facility is scheduled to be in operation in the second quarter of 2000 and the last unit is scheduled to be in operation by the second quarter of 2002.

         Yangcheng International Power is a 20-year, sino-foreign cooperative joint venture enterprise formed among AES China Corp., a wholly owned subsidiary of AES China Generating Co. Ltd. ("AES Chigen"), North China Electric Power Group Corporation ("North China Power"), Jiangsu Province Investment Corporation ("Jiangsu Investment"), Shanxi Energy Enterprises (Group) Company ("Shanxi Energy"), Shanxi Provincial Power Company ("Shanxi Power") and Jiangsu Provincial Power Company ("Jiangsu Power"). Each party's respective ownership interest in Yangcheng International Power is as follows: (i) AES China Corp., 25%, (ii) North China Power, 25%, (iii) Jiangsu Investment, 20%, (iv) Shanxi Energy, 16%, (v) Shanxi Power, 10% and (vi) Jiangsu Power, 4%. Effective on May 8, 1997, the AES Corporation owns 100% of AES Chigen's outstanding voting shares.

ITEM 2

         Not Applicable.

EXHIBIT A

         Not Applicable.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                    By :   /s/ William R. Luraschi
                           ---------------------------
                           William R. Luraschi
                           General Counsel
                           The AES Corporation
                           1001 N. 19th Street
                           Arlington, Virginia 22209
                           (703) 522-1315

Dated :     November 24, 1997